Exhibit 3.8

First Quantum Minerals Ltd.

Consolidated Financial Statements

Third Quarter – September 30, 2012

(unaudited)

(In U.S. dollars, tabular amounts in millions, except where indicated)

First Quantum Minerals Ltd.

Consolidated Statements of Earnings

(unaudited)

(expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

		Three months ended September 30		Nine months ended September 30
	Note	2012	2011	2012	2011
Sales revenues	9	724.8	651.0	2,175.8	2,016.2
Cost of sales	10	(463.8)	(328.4)	(1,369.8)	(890.9)

Gross profit		261.0	322.6	806.0	1,125.3
Exploration		(6.3)	(18.5)	(36.3)	(53.3)
General and administrative		(22.5)	(24.8)	(55.6)	(58.0)
Settlement of RDC claims and sale of assets	11	—	—	1,217.9	—
Bond inducement costs	8d	—	(48.4)	—	(48.4)
Other income (expense)		(1.0)	18.1	0.7	11.1

Operating profit		231.2	249.0	1,932.7	976.7
Finance income		6.5	0.5	17.2	4.0
Finance costs	12	(5.3)	(1.9)	(9.9)	(8.5)

Earnings before income taxes		232.4	247.6	1,940.0	972.2
Income taxes		(99.7)	(127.1)	(277.3)	(411.2)

Net earnings for the period		132.7	120.5	1,662.7	561.0

Net earnings for the period attributable to:
Non-controlling interests		25.4	29.6	76.5	108.1
Shareholders of the Company		107.3	90.9	1,586.2	452.9

Earnings per share
Basic	8b	0.23	0.20	3.35	1.03
Diluted	8b	0.23	0.20	3.33	1.03
Weighted average shares outstanding (000’s)
Basic	8b	473,776	456,865	473,960	438,145
Diluted	8b	476,310	456,865	476,310	438,145
Total shares issued and outstanding (000’s)	8a	476,310	476,301	476,310	476,301

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Comprehensive Income

(unaudited)

(expressed in millions of U.S. dollars)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Net earnings for the period	132.7	120.5	1,662.7	561.0
Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale investments	0.3	(0.5)	(5.1)	(0.8)
Tax on unrealized (gain) loss on available-for-sale investments	(0.1)	0.1	1.0	0.2

Comprehensive income for the period	132.9	120.1	1,658.6	560.4

Total comprehensive income for the period attributable to:
Non-controlling interests	25.4	29.6	76.5	108.1
Shareholders of the Company	107.5	90.5	1,582.1	452.3

	132.9	120.1	1,658.6	560.4

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Cash Flows

(unaudited)

(expressed in millions of U.S. dollars)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Cash flows from operating activities
Net earnings for the period	132.7	120.5	1,662.7	561.0
Items not affecting cash
Depletion and amortization	45.0	30.2	118.8	74.9
Unrealized foreign exchange (income) loss	1.0	(3.7)	1.8	(0.8)
Deferred income tax	42.8	51.6	53.5	31.8
Income tax expense	56.8	75.5	223.6	380.1
Share-based compensation expense	4.9	2.5	9.9	6.4
Bond inducement costs	—	48.4	—	48.4
Net finance (income) costs	(1.2)	1.9	(7.3)	8.5
Settlement of RDC claims and sale of assets	—	—	(1,217.9)	—
Other	0.5	0.1	1.0	5.7

	282.5	327.0	846.1	1,116.0
Taxes paid	(183.7)	(224.6)	(373.7)	(504.1)
Change in non-cash operating working capital
(Increase) decrease in trade, other receivables and derivatives	(100.8)	1.6	(125.3)	67.2
Increase in inventories	(75.7)	(19.7)	(134.8)	(144.8)
Increase (decrease) in trade and other payables	14.3	34.3	95.7	(96.0)
Long term incentive plan contributions	(35.7)	(20.8)	(35.7)	(20.8)

	(99.1)	97.8	272.3	417.5

Cash flows from investing activities
Purchase of property, plant and equipment	(363.7)	(321.4)	(894.2)	(754.8)
Deposits on property, plant and equipment	(2.1)	(59.5)	(59.1)	(59.5)
Proceeds from sale of property, plant and equipment	1.0	—	1.0	—
Acquisition of investments	(1.5)	—	(17.5)	—
Interest received	0.4	—	2.8	9.9
Proceeds from settlement of RDC claims and sale of assets	—	—	736.5	—

	(365.9)	(380.9)	(230.5)	(804.4)

Cash flows from financing activities
Net movement in trading facility	15.2	(17.1)	(7.5)	(99.4)
Proceeds on issuance of common shares	—	15.9	—	16.1
Cash paid on bond inducement	—	(48.4)	—	(48.4)
Restricted cash	—	20.2	—	40.3
Dividends paid	(29.6)	(25.8)	(91.0)	(79.3)
Dividends paid to non-controlling interests	—	(3.3)	(15.8)	(10.8)
Finance lease payments	(0.9)	(0.9)	(2.8)	(2.8)
Interest paid	(1.5)	(2.3)	(1.9)	(19.2)

	(16.8)	(61.7)	(119.0)	(203.5)

Decrease in cash and cash equivalents	(481.8)	(344.8)	(77.2)	(590.4)
Cash and cash equivalents—beginning of period	856.7	1,099.3	452.1	1,344.9

Cash and cash equivalents—end of period	374.9	754.5	374.9	754.5

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Balance Sheets

(unaudited)

(expressed in millions of U.S. dollars)

	Note	September 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents		374.9	452.1
Trade and other receivables		373.3	238.1
Inventories	3	789.1	649.9
Current portion of other assets	5	52.7	34.0

		1,590.0	1,374.1
Non-current assets
Investments		29.9	18.0
Property, plant and equipment	4	4,508.1	3,824.4
Promissory note receivable	11	479.8	—
Other assets	5	151.2	81.5

Total assets		6,759.0	5,298.0

Liabilities
Current liabilities
Trade and other payables		302.3	273.4
Current taxes payable		139.3	289.4
Current portion of debt	6	40.7	48.1
Current portion of provisions and other liabilities		38.6	11.0

		520.9	621.9
Non-current liabilities
Debt	6	14.7	14.8
Provisions and other liabilities		288.2	286.4
Deferred income tax liabilities		263.8	206.4

Total liabilities		1,087.6	1,129.5

Equity
Share capital		1,924.8	1,950.6
Retained earnings		3,219.0	1,723.8
Accumulated other comprehensive income (loss)		(2.9)	1.2

Total equity attributable to shareholders of the Company		5,140.9	3,675.6
Non-controlling interests		530.5	492.9

Total equity		5,671.4	4,168.5

Total liabilities and equity		6,759.0	5,298.0

Commitments	15

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(unaudited)

(expressed in millions of U.S. dollars)

		Three months ended September 30		Nine months ended September 30
	Note	2012	2011	2012	2011
Share capital
Common shares
Balance – beginning of period		2,003.8	1,479.5	2,003.8	1,479.3
Shares issued and share options exercised		—	15.9	—	16.1
Conversion of convertible bonds	8d	—	508.3	—	508.3

Balance – end of period		2,003.8	2,003.7	2,003.8	2,003.7

Equity portion of convertible bonds
Balance – beginning of period		—	48.3	—	48.3
Conversion of convertible bonds	8d	—	(48.3)	—	(48.3)

Balance – end of period		—	—	—	—

Treasury shares
Balance – beginning of period		(67.6)	(56.8)	(68.0)	(57.1)
Restricted and performance stock units vested		5.9	9.0	6.3	9.3
Shares purchased		(35.7)	(20.8)	(35.7)	(20.8)

Balance – end of period		(97.4)	(68.6)	(97.4)	(68.6)

Contributed surplus
Balance – beginning of period		19.4	19.5	14.8	15.9
Share-based compensation expense for the period		4.9	2.5	9.9	6.4
Restricted and performance stock units vested		(5.9)	(9.0)	(6.3)	(9.3)

Balance – end of period		18.4	13.0	18.4	13.0

Total share capital		1,924.8	1,948.1	1,924.8	1,948.1

Retained earnings
Balance – beginning of period		3,141.3	1,600.6	1,723.8	1,292.1
Earnings for the period attributable to shareholders of the Company		107.3	90.9	1,586.2	452.9
Dividends	8c	(29.6)	(25.8)	(91.0)	(79.3)

Balance – end of period		3,219.0	1,665.7	3,219.0	1,665.7

Accumulated other comprehensive income
Balance – beginning of period		(3.1)	0.8	1.2	1.0
Other comprehensive income (loss) for the period		0.2	(0.4)	(4.1)	(0.6)

Balance – end of period		(2.9)	0.4	(2.9)	0.4

Non-controlling interests
Balance – beginning of period		528.3	448.8	492.9	377.8
Earnings attributable to non-controlling interests		25.4	29.6	76.5	108.1
Disposal of subsidiaries		—	—	0.1	—
Dividends		(23.2)	(3.3)	(39.0)	(10.8)

Balance – end of period		530.5	475.1	530.5	475.1

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

(unaudited)

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

1	Nature of operations

First Quantum Minerals Ltd. (“First Quantum” or “the Company”) is engaged in the production of copper, nickel, gold, cobalt, platinum-group elements (“PGE”) and acid, and related activities including exploration and development. Currently operating mines are located in Zambia, Australia, Finland and Mauritania. The Company is developing the Sentinel copper project in Zambia, and exploring the Haquira copper deposit in Peru. Operations in the République démocratique du Congo (“RDC”) were suspended in 2010. During the quarter ended March 31, 2012 the Company sold all of its material ownership interests in the RDC (note 11).

On August 18, 2012 the Company reached commercial operation levels of production at the Kevitsa nickel-copper-platinum project in Finland.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the London Stock Exchange. The Company’s registered office is the 8th Floor – 543 Granville Street, Vancouver, BC, Canada, V6C 1X8.

2	Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated annual financial statements for the year ended December 31, 2011.

The accounting policies applied in these condensed interim consolidated financial statements are consistent with those applied in the preparation of, and disclosed in, the consolidated annual financial statements for the year ended December 31, 2011. These condensed interim consolidated financial statements were approved for issue on October 26, 2012 by the Audit Committee on behalf of the Board of Directors.

3	Inventories

	September 30, 2012	December 31, 2011
Ore in stockpiles	127.4	95.1
Work-in-progress	21.9	14.3
Finished product	252.9	230.2

Total product inventory	402.2	339.6
Consumable stores	386.9	310.3

	789.1	649.9

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

(unaudited)

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

4	Property, plant and equipment

			Mineral properties and mine development costs
	Plant and equipment	Capital work-in- progress	Operating mines	Development projects	Total
Cost
As at January 1, 2011	1,548.3	337.1	48.7	1,289.7	3,223.8
Additions	—	1,078.9	—	—	1,078.9
Disposals	(17.9)	—	—	—	(17.9)
Transfers between categories	478.1	(507.8)	265.9	(236.2)	—
Restoration provision	—	—	58.8	59.0	117.8
Capitalized interest	5.5	1.9	—	19.7	27.1
Capitalized depreciation	—	12.1	—	—	12.1

As at December 31, 2011	2,014.0	922.2	373.4	1,132.2	4,441.8
Additions	—	808.5	—	—	808.5
Disposals	(5.3)	—	—	—	(5.3)
Transfers between categories	628.1	(706.2)	334.2	(256.1)	—

As at September 30, 2012	2,636.8	1,024.5	707.6	876.1	5,245.0

Accumulated depreciation
As at January 1, 2011	(456.8)	—	(36.1)	—	(492.9)
Depreciation charge	(107.3)	—	(4.7)	—	(112.0)
Disposals	4.5	—	—	—	4.5
Capitalized depreciation	(12.1)	—	—	—	(12.1)
Other	(4.9)	—	—	—	(4.9)

As at December 31, 2011	(576.6)	—	(40.8)	—	(617.4)
Depreciation charge	(99.3)	—	(19.5)	—	(118.8)
Disposals	4.0	—	—	—	4.0
Other	(4.7)	—	—	—	(4.7)

As at September 30, 2012	(676.6)	—	(60.3)	—	(736.9)

Net book value
As at December 31, 2011	1,437.4	922.2	332.6	1,132.2	3,824.4

As at September 30, 2012	1,960.2	1,024.5	647.3	876.1	4,508.1

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

(unaudited)

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

5	Other assets

	September 30, 2012	December 31, 2011
Deferred income tax assets	16.6	11.3
Derivative instruments	1.1	5.1
Prepaid expenses	51.6	28.9
Deposits on property, plant and equipment	118.3	59.2
Other	16.3	11.0

Total other assets	203.9	115.5
Less: Current portion of other assets	(52.7)	(34.0)

	151.2	81.5

Current portion consists of:
Derivative instruments	1.1	5.1
Prepaid expenses	51.6	28.9

	52.7	34.0

6	Debt

	September 30, 2012	December 31, 2011
Drawn debt
Kansanshi subordinated debt facility (a)	19.3	19.3
Short-term borrowings (b)	35.9	43.3
Other	0.2	0.3

Total debt	55.4	62.9
Less: Current portion of debt	(40.7)	(48.1)

	14.7	14.8

Undrawn debt
Kevitsa facility (c)	250.0	250.0
Short-term borrowings (b)	74.1	66.7
Kansanshi senior term and revolving facility (d)	1,000.0	—

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

(unaudited)

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

a) Kansanshi subordinated debt facility

Kansanshi entered into a €34.0 million subordinated debt facility in December 2003 to finance the Kansanshi project. This facility is repayable in nine equal annual payments commencing October 31, 2007. Interest is calculated annually, within a range of 3.2% to 13.2%, based on the average LME cash copper price for the preceding calendar year. The interest rate is at its lower limit at a realized copper price of less than $1,300 per tonne and increases incrementally until the copper price reaches its $2,200 per tonne upper limit.

The Kansanshi subordinated debt facility has a principal amount outstanding of €15.1 million (December 31, 2011 – €15.1 million). The carrying amount shown above of $19.3 million (December 31, 2011—$19.3 million) is net of issue and transaction costs of €0.2 million (December 31, 2011—€0.2 million). The interest rate on the facility is indexed to the price of copper resulting in the existence of an embedded derivative. This embedded derivative is recorded at fair value at each period with changes in fair value recorded as a component of net earnings disclosed within finance costs.

b) Short-term borrowings

In 2010, the Company’s metal marketing division entered into two borrowing facilities totalling $110.0 million. The facilities are used to finance purchases and the term hedging of copper and gold undertaken by the metal marketing division. Interest on the facilities is calculated at the bank’s benchmark rate plus 1.75%. The loans are collateralized by physical inventories.

c) Kevitsa facility

In March 2011, a subsidiary of the Company entered into a $250.0 million project loan collateralized by the assets and offtake agreements of the Kevitsa project. The facility is available in two tranches. Tranche A of $175.0 million is required to be repaid in equal annual instalments over four years starting March 31, 2013; and tranche B of $75.0 million is required to be repaid on September 30, 2017. The funds are to be used to finance the development of the Kevitsa mine. Interest on the project loan is to be calculated at LIBOR plus 3.5%.

d) Kansanshi senior term and revolving facility

In March 2012, Kansanshi entered into a $300.0 million senior term loan (the “term loan”) and a $700.0 million revolving credit facility (the “facility”) to finance the Kansanshi expansions and the copper smelter project collateralized by the assets and offtake agreements of Kansanshi. The term loan is repayable in six equal semi-annual instalments commencing on July 25, 2014 and interest is calculated at a rate equal to three year LIBOR plus 3%. The revolving facility is required to be repaid by January 24, 2017 and interest is calculated at a rate of either the three or six month LIBOR plus 3%. The funds were available to draw from April 14, 2012.

7	Restoration provisions

The Company has restoration and remediation obligations associated with its operating mines and processing facilities. During the nine months ended September 30, 2012 the provision increased by $6.0 million to $258.5 million (included in provisions and other liabilities on the balance sheet) due to accretion of the liability and movement in the foreign exchange rate where the estimate of the liability is not in U.S. dollars.

The restoration provisions have been recorded, using a risk-free discount rate between 0.9% and 2.9% and an inflation factor between 2.8% and 4.0%. Payments are expected to occur over the life of each of the operating mines over a period of approximately 32 years.

8	Share capital

a) Common shares

Authorized

Unlimited common shares without par value

Issued

Number of shares (000’s)
Balance as at September 30, 2012 and December 31, 2011	476,310

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

(unaudited)

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

b) Earnings per share

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Basic and diluted earnings attributable to shareholders of the Company	107.3	90.9	1,586.2	452.9

Basic weighted average number of shares outstanding (000’s of shares)	473,776	456,865	473,960	438,145
Effect of dilutive securities:
Treasury shares	2,534	—	2,350	—

Diluted weighted average shares outstanding	476,310	456,865	476,310	438,145

Earnings per common share – basic	0.23	0.20	3.35	1.03
Earnings per common share – diluted	0.23	0.20	3.33	1.03

c) Dividends

On March 6, 2012, the Company declared a final dividend payment of $0.1277 CAD per share or $61.4 million in respect of the financial year ended December 31, 2011 (March 15, 2011—$0.1206 CAD per share or $53.5 million).

On August 1, 2012, the Company declared an interim dividend of $0.0603 CAD per share or $29.6 million in respect of the financial year ended December 31, 2012 (August 8, 2011—$0.0533 CAD per share or $25.8 million).

d) Conversion of convertible bonds

On July 27, 2011 the Company announced a voluntary incentive payment offer in relation to its $500 million 6% convertible bonds. The offer included a cash payment of $8,088.91 per $100,000 in principal amount of the Bonds (the “Incentive Payment”) and a cash payment of $1,410.68 per $100,000 in principal amount of the Bonds (the “Conversion Price Adjustment Payment”) to convert any or all of the convertible bonds due 2014. The incentive offer period expired on July 28, 2011 with 99.98% of the bondholders accepting the conversion offer. The convertible bonds were converted into common shares of the Company on August 4, 2011.

On conversion, the Company issued 8,955,547 common shares (44,777,735 common shares after the share split) and transferred the $460.0 million convertible debt liability and the $48.3 million equity component of the convertible debt to common shares, a total of $508.3 million. The incentive payment and other transactions costs of $48.4 million has been recognized in the Consolidated Statement of Earnings.

9	Sales revenues by nature

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Copper	559.1	585.2	1,660.5	1,843.7
Nickel	88.3	—	296.5	—
Gold	68.8	65.8	201.6	172.5
PGE and other elements	8.6	—	17.2	—

	724.8	651.0	2,175.8	2,016.2

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

(unaudited)

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

10	Cost of sales

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Costs of production	(460.2)	(278.1)	(1,271.6)	(846.7)
Movement in inventory	41.4	(20.1)	20.6	30.7
Depletion and amortization	(45.0)	(30.2)	(118.8)	(74.9)

	(463.8)	(328.4)	(1,369.8)	(890.9)

11	Settlement of RDC claims and sale of assets

On January 5, 2012 the Company reached an agreement with Eurasian Natural Resources Corporation PLC (“ENRC”) to dispose of its residual RDC assets for $1.25 billion. The agreement closed on March 2, 2012.

The Company received consideration of $750.0 million in cash and a three year $500.0 million promissory note. The promissory note is payable on March 2, 2015 and bears interest at a rate of 3% per annum payable annually in arrears. As part of the transaction, First Quantum, ENRC, the RDC Government, International Finance Corporation (“IFC”) and Industrial Development Corporation (“IDC”) have also settled all disputes relating to the companies being sold and their assets and operations in the RDC.

The net settlement amount received has not given rise to a tax liability and accordingly reduces the Company’s overall effective tax rate for the period.

A reconciliation of the proceeds of the settlement is as follows:

Received in cash	750.0
Fair value of three year promissory note	475.0

1,225.0
Payments made to IFC and IDC	(14.0)
Transaction costs	(4.6)
Net liabilities disposed of	11.5

Settlement of RDC claims and sale of assets	1,217.9

12	Finance costs

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Interest expense on financial liabilities measured at amortized cost	(3.7)	(1.8)	(5.0)	(4.2)
Other interest expense	(0.2)	—	(0.6)	(0.9)
Accretion on restoration provision	(1.4)	(0.1)	(4.3)	(3.4)

	(5.3)	(1.9)	(9.9)	(8.5)

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

(unaudited)

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

13	Segmented information

The Company’s reportable operating segments are individual mine development projects or operating mines, being Kansanshi, Guelb Moghrein, Ravensthorpe, Kevitsa, Sentinel and Corporate. Each operation and development project reports information separately to the CEO, the chief operating decision maker.

The corporate segment is responsible for the evaluation and acquisition of new mineral properties, regulatory reporting, treasury and finance and corporate administration. Included in the corporate segment is the Company’s metal marketing division which purchases and sells third party material.

The Company’s operations are subject to seasonal aspects, in particular the rain season in Zambia. The rain season in Zambia generally starts in November and continues through April, with the heaviest rainfall normally experienced in the months of January, February and March. As a result of the rain season, mine pit access and the ability to mine ore is lower in the first quarter of the year than other quarters and the cost of mining is higher.

For the three month period ended September 30, 2012, segmented information is presented as follows:

	Kansanshi	Guelb Moghrein	Ravensthorpe	Kevitsa	Sentinel	Corporate	Total
Segmented revenues	507.1	85.6	81.3	35.6	—	59.0	768.6
Less inter-segment revenues	—	—	—	—	—	(43.8)	(43.8)

Sales revenues	507.1	85.6	81.3	35.6	—	15.2	724.8
Cost of sales
Costs of production	(279.1)	(53.2)	(95.3)	(8.4)	—	(24.2)	(460.2)
Movement in inventory	17.6	(0.4)	20.4	(3.2)	—	7.0	41.4
Depletion and amortization	(21.8)	(7.7)	(8.0)	(6.5)	—	(1.0)	(45.0)

Segmented gross profit (loss)	223.8	24.3	(1.6)	17.5	—	(3.0)	261.0
Net finance income (costs)	(2.4)	(0.1)	(1.1)	(1.4)	—	6.2	1.2
Other	(5.2)	(2.4)	—	(0.4)	—	(21.8)	(29.8)

Segmented profit (loss) before undernoted items	216.2	21.8	(2.7)	15.7	—	(18.6)	232.4
Income taxes	(94.4)	(4.5)	(0.3)	—	—	(0.5)	(99.7)
Non-controlling interests	(25.4)	—	—	—	—	—	(25.4)

Segmented profit (loss)	96.4	17.3	(3.0)	15.7	—	(19.1)	107.3

Property, plant and equipment	1,393.9	214.1	945.2	805.5	510.4	639.0	4,508.1
Total assets	2,100.5	387.8	1,140.9	864.0	636.2	1,629.6	6,759.0
Total liabilities	657.0	41.6	222.9	39.4	10.5	116.2	1,087.6
Capital expenditures	213.2	11.7	4.0	15.8	102.0	17.0	363.7

The Sentinel project was under development at September 30, 2012. The exploration and development costs related to this property are capitalized.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

(unaudited)

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

For the three month period ended September 30, 2011, segmented information is presented as follows:

	Kansanshi	Guelb Moghrein	Ravensthorpe	Kevitsa	Sentinel	Corporate	Total
Segmented revenues	521.6	102.4	—	—	—	58.9	682.9
Less inter-segment revenues	—	—	—	—	—	(31.9)	(31.9)

Sales revenues	521.6	102.4	—	—	—	27.0	651.0
Cost of sales
Costs of production	(208.1)	(45.9)	—	—	—	(24.1)	(278.1)
Movement in inventory	(23.8)	3.7	—	—	—	—	(20.1)
Depletion and amortization	(23.0)	(7.8)	—	—	—	0.6	(30.2)

Segmented gross profit	266.7	52.4	—	—	—	3.5	322.6
Net finance costs	(0.3)	—	—	—	—	(1.1)	(1.4)
Other	8.7	(2.0)	1.1	—	—	(81.4)	(73.6)

Segmented profit (loss) before undernoted items	275.1	50.4	1.1	—	—	(79.0)	247.6
Income taxes	(117.1)	—	—	—	—	(10.0)	(127.1)
Non-controlling interests	(29.7)	—	—	—	—	0.1	(29.6)

Segmented profit (loss)	128.3	50.4	1.1	—	—	(88.9)	90.9

Property, plant and equipment	785.7	203.7	875.8	631.7	302.9	624.8	3,424.6
Total assets	1,470.0	337.8	909.8	654.2	367.8	1,384.9	5,124.5
Total liabilities	638.7	24.1	169.3	49.1	12.4	141.6	1,035.2
Capital expenditures	104.8	8.3	101.2	97.7	7.7	1.7	321.4

Projects under development at September 30, 2011 included Kevitsa, Ravensthorpe and Sentinel. The exploration and development costs related to these properties are capitalized.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

(unaudited)

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

For the nine month period ended September 30, 2012, segmented information is presented as follows:

	Kansanshi	Guelb Moghrein	Ravensthorpe	Kevitsa	Sentinel	Corporate	Total
Segmented revenues	1,485.6	267.1	293.4	35.6	—	206.8	2,288.5
Less inter-segment revenues	—	—	—	—	—	(112.7)	(112.7)

Sales revenues	1,485.6	267.1	293.4	35.6	—	94.1	2,175.8
Cost of sales
Costs of production	(752.4)	(175.8)	(269.2)	(8.4)	—	(65.8)	(1,271.6)
Movement in inventory	18.7	3.1	41.2	(3.2)	—	(39.2)	20.6
Depletion and amortization	(60.5)	(24.2)	(25.7)	(6.5)	—	(1.9)	(118.8)

Segmented gross profit (loss)	691.4	70.2	39.7	17.5	—	(12.8)	806.0
Net finance income (costs)	(3.6)	(0.1)	(3.2)	(1.4)	—	15.6	7.3
Other	(7.1)	(6.2)	2.3	(0.4)	—	1,138.1	1,126.7

Segmented profit before undernoted items	680.7	63.9	38.8	15.7	—	1,140.9	1,940.0
Income taxes	(278.4)	12.2	(9.3)	—	—	(1.8)	(277.3)
Non-controlling interests	(76.7)	—	—	—	—	0.2	(76.5)

Segmented profit	325.6	76.1	29.5	15.7	—	1,139.3	1,586.2

Property, plant and equipment	1,393.9	214.1	945.2	805.5	510.4	639.0	4,508.1
Total assets	2,100.5	387.8	1,140.9	864.0	636.2	1,629.6	6,759.0
Total liabilities	657.0	41.6	222.9	39.4	10.5	116.2	1,087.6
Capital expenditures	499.8	28.0	56.4	128.4	163.9	17.7	894.2

Following the completion of its tax holiday in Mauritania on February 19, 2012, Guelb Moghrein is now subject to Mauritanian income taxes at a rate of 25%. A deferred tax asset and recovery have been recorded in relation to accumulated capital allowances recognized in Q1 2012.

The Sentinel project was under development at September 30, 2012. The exploration and development costs related to these properties are capitalized.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

(unaudited)

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

For the nine month period ended September 30, 2011, segmented information is presented as follows:

	Kansanshi	Guelb Moghrein	Ravensthorpe	Kevitsa	Sentinel	Corporate	Total
Segmented revenues	1,642.6	249.0	—	—	—	199.8	2,091.4
Less inter-segment revenues	—	—	—	—	—	(75.2)	(75.2)

Sales revenues	1,642.6	249.0	—	—	—	124.6	2,016.2
Cost of sales
Costs of production	(591.1)	(131.7)	—	—	—	(123.9)	(846.7)
Movement in inventory	4.2	26.5	—	—	—	—	30.7
Depletion and amortization	(54.8)	(19.5)	—	—	—	(0.6)	(74.9)

Segmented gross profit	1,000.9	124.3	—	—	—	0.1	1,125.3
Net finance income (costs)	(4.8)	—	—	—	—	0.3	(4.5)
Other	5.0	(7.0)	(1.8)	—	—	(144.8)	(148.6)

Segmented profit (loss) before undernoted items	1,001.1	117.3	(1.8)	—	—	(144.4)	972.2
Income taxes	(426.4)	—	11.8	—	—	3.4	(411.2)
Non-controlling interests	(108.5)	—	—	—	—	0.4	(108.1)

Segmented profit (loss)	466.2	117.3	10.0	—	—	(140.6)	452.9

Property, plant and equipment	785.7	203.7	875.8	631.7	302.9	624.8	3,424.6
Total assets	1,470.0	337.8	909.8	654.2	367.8	1,384.9	5,124.5
Total liabilities	638.7	24.1	169.3	49.1	12.4	141.6	1,035.2
Capital expenditures	179.0	40.0	279.9	237.8	15.2	2.9	754.8

Projects under development at September 30, 2011 included Kevitsa, Ravensthorpe and Sentinel. The exploration and development costs related to these properties are capitalized.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

(unaudited)

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

14	Derivative financial instruments

As at September 30, 2012, the following derivative positions were outstanding:

	Maturity 2012	September 30, 2012		December 31, 2011
		Asset	Liability	Asset	Liability
Foreign currency
USD/EUR extendible collar
– principal	—	—	—	—	(0.2)
Strike price	—

Copper
Futures sales contracts over quotation period (tonnes)	52,888	1.1	(30.7)	1.9	(5.1)
Average price ($/tonne)	$7,853
Embedded derivative hedged by future sales contracts (tonnes)	51,975	—	—	—	—
Average price ($/tonne)	$8,268

Net provisional copper exposure (tonnes)	(913)

Gold
Futures sales contracts over quotation period (ounces)	16,950	—	(1.9)	3.2	—
Average price ($/ounce)	$1,702
Embedded derivative hedged by future sales contracts (ounces)	16,812	—	—	—	—
Average price ($/ounce)	$1,779

Net provisional gold exposure (ounces)	(138)

Nickel
Futures sales contracts over quotation period (tonnes)	2,565	—	(2.6)	—	(0.7)
Average price ($/tonne)	$17,228
Embedded derivative hedged by future sales contracts (tonnes)	1,664	—	—	—	—
Average price ($/tonne)	$18,520

Net provisional nickel exposure (tonnes)	(901)

Other
Embedded derivative		—	(0.1)	—	(2.4)

		1.1	(35.3)	5.1	(8.4)

15	Commitments

In conjunction with the development of Sentinel, upgrades at Kansanshi and other projects, the Company has committed to approximately $965.1 million in capital expenditures.

16	Subsequent events

On October 10, 2012, the Company completed a senior notes offering for gross proceeds of $350.0 million due 2019. Interest on the senior notes will accrue at 7.25% per annum, payable semi-annually. The notes are senior obligations of the Company, guaranteed on a subordinated basis by Ravensthorpe and Kevitsa.